Consolidated Interim Financial Statements

For the six months ended September 30, 2005 and 2004

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended September 30, 2005.

Consolidated Balance Sheets
Expressed in Canadian Dollars

	September 30, 2005	March 31, 2005
	Unaudited	Audited

Assets
Current
Cash and cash equivalents	$24,130,314	$6,368,935
Amounts receivable and prepaids	281,390	184,344
Marketable securities	-	3,300
	24,411,704	6,556,579
Oil and gas properties (Note 2)	3,206,028	1,933,088
Equipment	22,376	16,834
	$27,640,108	$8,506,501

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$45,901	$546,421
Due to related parties (Note 4)	19,532	-
	65,433	546,421

Share capital (Note 3)	38,465,446	18,053,464
Contributed surplus	618,360	586,031
Deficit	(11,509,131)	(10,679,415)
	27,574,675	7,960,080
	$27,640,108	$8,506,501

See accompanying notes.

Approved by the Board of Directors:

“Garth Johnson”	“Drew Cadenhead”
Garth Johnson, Director	Drew Cadenhead, Director

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars
Unaudited

	Three months ended		Six months ended
	September 30		September 30
	2005	2004	2005	2004

Expenses
General and administrative	$284,300	$211,095	$558,790	$327,703
Foreign exchange (gain)	292,895	21,467	225,009	96,367
Amortization	1,580	1,128	3,017	2,256
Loss before other items	(578,775)	(233,690)	(786,816)	(426,326)

Other Items
Interest income	26,048	5,383	52,227	10,164
Write-off of oil and gas properties
(Note 2)	(94,648)	-	(94,648)	-
Stock option compensation (Note 3)	(12,355)	-	(32,329)	-
Directors & Officers insurance	(8,062)	-	(8,062)	-
Gain on sale of marketable securities	39,912	-	39,912	-

Net loss for the period	(627,880)	(228,307)	(829,716)	(416,162)

Deficit, beginning of period	(10,881,251)	(9,652,893)	(10,679,415)	(9,465,038)

Deficit, end of Period	$(11,509,131)	$(9,881,200)	$(11,509,131)	$(9,881,200)

Loss per share	$(0.02)	$(0.02)	$(0.03)	$(0.03)

Weighted average number of shares
outstanding	28,079,859	12,425,142	28,079,859	12,425,142

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
Unaudited

	Three months ended		Six months ended
	September 30		September 30
	2005	2004	2005	2004

Operating Activities
Net loss for the period	$(627,880)	$(228,307)	$(829,716)	$(416,162)
Changes for non-cash operating items:
Amortization	1,580	1,128	3,017	2,256
Stock option compensation	12,355	-	32,329	-
Write-off of oil and gas properties	94,648	-	94,648	-
Gain on sale of marketable securities	(39,912)	-	(39,912)	-
	(559,209)	(227,179)	(739,634)	(413,906)
Changes for non-cash working capital
accounts:
Amounts receivable and prepaids	(51,796)	67,099	(97,046)	(19,976)
Due to/from related parties	4,413	(1,751)	19,532	841
Accounts payable and accrued liabilities	21,379	175	(500,520)	(9,118)
Cash used in operating activities	(585,213)	(161,656)	(1,317,668)	(442,159)

Financing Activities
Issuance of common shares	20,411,982	-	20,411,982	1,254,983
Cash provided by financing activities	20,411,982	-	20,411,982	1,254,983

Investing Activities
Exploration of oil and gas properties	(1,138,455)	(42,295)	(1,367,588)	(305,518)
Purchase of equipment	(4,322)	-	(8,559)	-
Proceeds from sale of marketable securities	43,212	-	43,212	-
Cash used in investing activities	(1,099,565)	(42,295)	(1,332,935)	(305,518)

Net decrease in cash during the period	18,727,204	(203,951)	17,761,379	507,306
Cash position - Beginning of period	5,403,110	1,587,723	6,368,935	876,466

Cash position - End of period	$24,130,314	$1,383,772	$24,130,314	$1,383,772

See accompanying notes.

Notes to the Consolidated Interim Financial Statements
Six Months Ended September 30, 2005
Expressed in Canadian Dollars
Unaudited

Note 1 – Accounting Policies and Basis of Presentation

The unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiaries TAG Oil (NZ) Limited and TAG Oil (Canterbury) Limited, have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at March 31, 2005. The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to September 30, 2005 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended March 31, 2005.

Note 2 – Oil and Gas Properties

		Net Book	Additions	Deletions	Net Book
	Interest	Value at	During the	During the	Value at
	%	March 31, 2005	Period	Period	September 30, 2005
Unproved:
New Zealand:
PEP 38256	53.84	$166,974	$241,828	$-	$408,802
PEP 38258	25	59,833	8,423	-	68,256
PEP 38260	30	-	48,237	-	48,237
PEP 38741	20	622,042	566,790	-	1,188,832
PEP 38745	33.33	-	211,914	-	211,914
PEP 38751	33.33	-	117,079	-	117,079
PEP 38480	25	86,582	8,066	(94,648)	-
PEP 38765	10	206,866	13,795	-	220,661
PEP 38757	100	532,030	113,986	-	646,016
PEP 38758	100	3,041	34,682	-	37,723
AMI-HURSTHOUSE	12.5	255,720	2,788	-	258,508
Total Unproved		$1,933,088	$1,367,588	$(94,648)	$3,206,028

During the period ended September 30, 2005 the Company wrote-off PEP 38480 as this permit was relinquished after negotiations with the Ministry of Economic Development in New Zealand did not result in amended exploration terms for the permit.

During the period ended September 30, 2005 the Company’s interest in PEP 38745 increased from 16.67% to 33.33% resultant from two joint venture participants withdrawing from the permit.

Note 3 – Share Capital

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number	Stated
Issued and fully paid:	of Shares	Value
Balance at March 31, 2005	26,026,081	$18,053,464
Exercise of share purchase warrants	9,066,500	6,395,039
Private placement, net of issue costs	11,538,500	14,016,943
	46,631,081	$38,465,446

During the second quarter of the 2006 fiscal year the Company issued 9,066,500 shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.60 per share.

On September 22, 2005, the Company completed a brokered private placement financing consisting of 11,538,500 shares at a price of $1.30 per share for net proceeds of $14,016,943. In connection with this private placement the Company issued 400,000 broker warrants exercisable at a price of $1.30 per share until expiry on September 22, 2006.

b)	Share Purchase Warrants

At September 30, 2005, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
542,495	US$0.80	May 4, 2006(1)
400,000	$1.30	September 22, 2006
942,495

(1) Subject to an accelerated expiry of the warrants 30 days from the date notice is given, at the Company’s election, should the Company’s shares trade above US$1.20 until expiry.

c)	Incentive Stock Options

At the Company’s annual general meeting held on September 9, 2005 shareholders approved an amendment to the Company stock option plan. Under the new stock option plan the number of shares reserved for issuance as share incentive options will be equal to 10% of the Company’s issued and outstanding shares at any time. The exercise price of each option equals the market price of the Company’s shares the day prior to the date that the grant occurs less any applicable discount approved by the Board of Directors and the TSX Venture Exchange. The options maximum terms is five years and must vest over a minimum of eighteen months.

At September 30, 2005, the following stock options are outstanding:

Number	Price	Expiry
Of Shares	per Share	Date
100,000	US$0.65	May 31, 2008
400,000	US$0.65	January 1, 2010
125,000	US$0.65	February 2, 2010
75,000	US$0.65	May 10, 2010
25,000	US$0.95	July 22, 2010
725,000

On April 10, 2005, options granted to two former directors to acquire 90,000 shares of the Company expired unexercised.

On May 10, 2005, the Company granted a director an option to acquire an additional 75,000 shares, vesting over eighteen months, exercisable at US$0.65 per share until expiry on May 10, 2010. The Company calculated an option benefit of $19,974 at the date of grant using the Black-Scholes option pricing model.

On July 22, 2005, the Company granted a director an option to purchase an additional 25,000 shares, vesting over eighteen months, exercisable at US$0.95 per share until expiry on July 22, 2010. The Company calculated an option benefit of $12,355 at the date of grant using the Black-Scholes option pricing model.

Note 4 – Related Party Transactions

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a)	Due to Related Parties

At September 30, 2005, the Company owed $19,532 (March 31, 2005 - $Nil) to a public company with a common officer.

b)	Consulting Agreement and Wages

During the six-month period ended September 30, 2005, the Company paid $196,285 (September 30, 2004 - $122,665) in wages and directors fees to directors and officers of the Company.

c)	Oil and Gas Properties

Austral Pacific Energy Ltd. has a director in common with the Company.

d)	Stock Options

The Company granted two directors a total of 100,000 options to purchase common shares of the Company.

Refer to Note 3

e)	Other

During the period ended September 30, 2005, the Company incurred $75,640 (September 30, 2004 - $64,573) of largely general and administrative costs through DLJ Management Corp. (“DLJ”) a wholly- owned subsidiary of Trans-Orient Petroleum Ltd. (“Trans-Orient”), which is a public company related by an officer in -common. This amount represents actual costs incurred by DLJ on behalf of the Company. At September 30, 2005 the Company owed DLJ $19,532.

Note 5 – Comparative Figures

Certain of the prior year’s figures may have been reclassified in conformity with the current year’s financial statement presentation.

Note 6 – Subsequent Events

In October of 2005 the Company’s interest in PEP 38765 increased to 13.33% as a result of a joint venture partner withdrawing from the permit.